September 16, 2015

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ethan Horowitz

Re:                             Emerge Energy Services LP

Form 10-K for Fiscal Year Ended December 31, 2014, Filed March 2, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015, Filed May 8, 2015

File No. 001-35912

Dear Mr. Horowitz:

On behalf of Emerge Energy Services LP, a Delaware limited partnership (the “Partnership”, “we,” “our” and “us”), we hereby set forth the following information in response to the comments contained in the letter dated August 18, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).The comments of the Staff contained in its letter are repeated below and are followed by a summary of the Partnership’s response.

Form 10-K for the fiscal year ended December 31, 2014

Controls and Procedures, page 91

1.                                      Your disclosures here include management’s conclusions as to the effectiveness of your internal control over financial reporting. However, you have not disclosed your certifying officers’ conclusions as to the effectiveness of your disclosure controls and procedures. Please revise to provide the disclosures required by Item 307 of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and notes that the certifying officers’ conclusions regarding the effectiveness of disclosure controls and procedures were inadvertently omitted from the Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”). The Partnership advises the Staff that it has filed Amendment No. 1 to the 2014 10-K, which amends and restates Item 9A of the 2014 10-K to add the conclusions as to the effectiveness of its disclosure controls and procedures as required by Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2.                                      It appears you have omitted the portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Refer to Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13, and amend your filing as indicated therein. This comment also applies to your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015.

Response:  The Partnership acknowledges the Staff’s comment and notes that it has amended each of the 2014 10-K and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the “Q2 2015 10-Q”) to include the introductory language in paragraph 4 and the language in paragraph 4(b) of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) and will include the language in its future periodic filings.

3.                                      Further to the above, we note the Form 10-K certification refers to the review of the “Quarterly Report on Form 10-Q.” Reference should be made to the specific report (i.e. Form 10-K).

Response:  The Partnership acknowledges the Staff’s comment and has revised the certification in Amendment No. 1 to the 2014 10-K accordingly.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Controls and Procedures, page 27

4.                                      Please provide the disclosures required by Item 308(c) of Regulation S-K regarding any change in internal controls over financial reporting that occurred during the last fiscal quarter. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2015.

Response:  The Partnership acknowledges the Staff’s comment and notes that it has filed Amendment No. 1 to the Q2 2015 10-Q in order to restate Item 4. Controls and Procedures to include disclosure regarding any changes in internal control over financial reporting occurred during the quarter ended June 30, 2015 that materially affected its internal control over financial reporting. The Partnership has amended the Q2 2015 10-Q rather than the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 as a result of telephone conversations between the Staff and the Partnership’s counsel. In its future filings, if no such changes have occurred during the applicable period, the Partnership will include a statement similar to the following:

Changes in Internal Controls over Financial Reporting

There were no other changes in our internal control over financial reporting identified in management’s evaluation required by Rule 13a 15(d) and 15d-15(d) of the Exchange Act during the quarter ended June 30, 2015 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Controls and Procedures, page 27

5.                                      We note your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “as of May 8, 2015.” Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” See also Item 601 of Regulation S-K, paragraph 4(c) of Exhibit 31. Please revise accordingly.

Response:  The Partnership concurs with the Staff’s comment and respectfully notes that the evaluation was performed and conclusions were reached as of the end of the period covered by the report; however, the Partnership inadvertently indicated the evaluation was performed as of the date the report was filed. As a result of the material weakness previously disclosed in the 2014 10-K, the certifying officers concluded that the disclosure controls and procedures were not effective as of March 31, 2015.

The Partnership will ensure that its future Form 10-Q disclosures reflect the requirements of Item 307 of Regulation S-K to document the certifying officers’ conclusions as to the effectiveness of disclosure controls and procedures on an evaluation performed as of the end of the period covered by the report. The Partnership respectfully notes that its Form 10-Q for the quarter ended June 30, 2015 appropriately disclosed the certifying officers’ conclusions as of the end of the period covered by the report.

*                                         *                                         *

In connection with the Partnership’s response to the Staff comments, the Partnership acknowledges that:

•                                          the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

Emerge Energy Services LP
by:	Emerge Energy Services GP LLC, its general
partner

By:	/s/ Joseph C. Tusa, Jr.
Joseph C. Tusa, Jr.
Chief Financial Officer

cc: Richard J. Shearer, Chief Executive Officer,

Emerge Energy Services GP LLC

Richard DeShazo, Chief Accounting Officer,

Emerge Energy Services GP LLC

Ryan J. Maierson, Partner,

Latham & Watkins LLP